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FUNDRISE

A 232-unit multifamily investment in a top-growth Florida metro



The Fundrise Income Real Estate Fund holds a preferred equity position in a 232-unit stabilized multifamily community in Panama City Beach, Florida, carrying a 13.00%[1] annual gross interest rate.

Unlike many preferred equity investments that finance ground-up development, this property is already built, leased, and generating rental income. Freddie Mac agency financing on the senior debt provides an additional layer of due diligence on the asset's quality and cash flow stability.

The Panama City Beach metro ranked second nationally for population growth, and the local economy is anchored by military installations that account for an estimated 37% of the regional economy.

The 13.00%[1] gross return contributes to the Income Fund's **current 7.93%[2] annualized distribution rate**.

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund and Opportunistic Credit Fund II under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. However, please note that all investors in the Opportunistic Credit Fund II will be subject to a 1.75% fund management fee, and, if the Opportunistic Credit Fund II is able to achieve a greater than 10% overall return on its portfolio, which is also uncertain and undeterminable at this time, then the asset will also be subject to an additional 20% performance-based fee for those Opportunistic Credit Fund II investors.

2. As of May 7, 2026. The Income Real Estate Fund's current month's distribution is annualized and divided by the prior month's net asset value per share.

An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

FUNDRISE

13.85% fixed-return preferred equity investment in the Denver metro



The Fundrise Income Real Estate Fund includes a 13.85%[1] gross annual return preferred equity position in a 214-unit ground-up multifamily development in Denver, Colorado — structured with priority positioning ahead of common equity in the capital stack.

The property sits within the Link 56 master plan, steps from the Peña Station light rail stop with direct access to Denver International Airport and downtown Denver. Over 40,000 DIA employees anchor local rental demand, with United Airlines developing a roughly 6,000-employee campus nearby expected to come online in phases beginning 2027.

The 13.85%[1] gross return contributes to the Income Fund's **current 7.92%[2] annualized distribution rate**.

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1.This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s), and does not reflect either a gross or net return that an investor may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of May 11, 2026. The current month's distribution is annualized and divided by the prior month's net asset value per share.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Portfolio Update: 12.5% Preferred Equity Investment in Tampa, Florida



We're pleased to highlight an investment in our Fundrise portfolio: a preferred equity investment in a 324-unit garden-style multifamily development in Tampa, Florida. The investment carries a 12.50%[1] gross return, reflecting the compelling opportunities we continue to identify in the commercial real estate credit markets. The investment was made through a joint venture between two Fundrise-sponsored funds, the Income Real Estate Fund and the Opportunistic Credit Fund II.

Investment overview

This ground-up garden-style community will feature two four-story buildings and two three-story buildings, along with a stand-alone amenity and leasing building. The development will offer modern living spaces with matte black plumbing fixtures, stainless steel appliances, granite countertops, full-size washers and dryers, screened-in balconies on all units, and walk-in closets.

Community amenities include 50 available garages, a resort-style swimming pool, private grill and seating areas, a fitness center with group fitness rooms, and a dog park.

Investment structure:

- **Preferred equity position:** Structured as preferred equity with priority positioning in the capital stack ahead of common equity.
- **Attractive yield:** The 12.50%[1] gross return
- **Strategic location:** Positioned in Southeast Tampa with direct access to major employment centers and transportation corridors.

Market opportunity

The property sits in a high-growth corridor within the Southeast Tampa submarket. The population within a three-mile radius grew 88.6% between 2010-2024 and is anticipated to grow another 9.14% through 2029.

The development benefits from exceptional proximity to major employers. It sits half a mile from a large JPMorgan office building hosting more than 3,000 employees and one mile from Citibank Center, which employs an additional 4,000-plus workers. The Tampa campus represents a major hub for Citibank, with more than 25 businesses operating on site. Both companies recently invested $60 million into facility upgrades, underscoring their long-term commitment to the area.

Market dynamics

This investment demonstrates that attractive opportunities continue to exist in the commercial real estate credit markets even as interest rates slowly decline. The combination of explosive demographic growth, proximity to major employment centers, and strong transportation connectivity creates a particularly compelling opportunity.

We expect the fixed 12.50%[1] gross return on this and similar preferred equity investments will become increasingly attractive as traditional fixed income yields compress. While savings vehicles and floating-rate products decline with Fed rates, the fixed nature of these credit investments positions both funds to sustain strong distributions even as market rates fall.

Impact on our portfolio

This investment strengthens both funds' income profiles: The Income Fund's **current 7.92%[2] annualized distribution rate** and OCF II's 11%[3] annualized distribution rate—both delivering competitive yields backed by fixed-rate credit positions.

If you have any questions, feel free to reach out to our Investor Relations team at investments@fundrise.com.

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1. This solely represents a fixed rate of preferred return due to the Opportunistic Credit Fund and Fundrise Income Real Estate Fund under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor in the Opportunistic Credit Fund or Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. However, please note that all investors in the Fundrise Income Fund will be subject to a 0.85% asset management fee and 0.15% advisory fee, and all investors in the Opportunistic Credit Fund will be subject to a 1.75% fund management fee, and, if the Opportunistic Credit Fund is able to achieve a greater than 10% overall return on its portfolio, which is also uncertain and undeterminable at this time, then the asset will also be subject to an additional 20% performance-based fee for those Opportunistic Credit Fund investors.

2. As of May 11, 2026. The current month's distribution is annualized and divided by the prior month's net asset value per share.

3. As of January 2026. The Opportunistic Credit Fund II's current month's distribution is annualized and divided by the prior month's net asset value per share. Distribution rate is not a total return and is not guaranteed; distributions may be paid from income, gains, and/or return of capital.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

13.85% fixed-return preferred equity investment in the Denver metro



The Fundrise Income Real Estate Fund includes a 13.85%[1] gross annual return preferred equity position in a 214-unit ground-up multifamily development in Denver, Colorado — structured with priority positioning ahead of common equity in the capital stack.

The property sits within the Link 56 master plan, steps from the Peña Station light rail stop with direct access to Denver International Airport and downtown Denver. Over 40,000 DIA employees anchor local rental demand, with United Airlines developing a roughly 6,000-employee campus nearby expected to come online in phases beginning 2027.

The 13.85%[1] gross return contributes to the Income Fund's **current 7.92%[2] annualized distribution rate**.

Invest now

View investment

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1.This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s), and does not reflect either a gross or net return that an investor may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of May 11, 2026. The current month's distribution is annualized and divided by the prior month's net asset value per share.

FUNDRISE

Private Credit: What you should know


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Private credit is one of the most talked-about corners of investing right now, and not always for the right reasons.

Recent headlines have raised fair questions about funds that lent to richly valued software companies and consumer credit pools now facing real repayment risk. When the assets behind your loans are hard to value and easy to disrupt, that's a genuine concern.

But there's a version of private credit built on something far more straightforward: real property, real equity, and real income.

Fundrise's private credit strategy focuses on lending against physical real estate, primarily residential properties like apartment buildings and build-to-rent communities, at 70-85% of either our best estimate of true value or actual project cost, whichever is lower. That means there's typically 15-30% of real cash equity behind every loan, in the first-loss position. If a borrower can't repay, we can take over a tangible asset at a significant discount to what we believe it's worth.

In exchange for lending that capital at a discounted basis to an asset's true value, investors earn a fixed return. **Currently, the Fundrise Income Fund pays an 8%[1] annualized dividend distribution, paid quarterly**.

Two things make this particularly compelling right now:

1. Real estate values remain below long-term trends, which means we believe we're lending against assets at attractive cost bases. If values recover over the next several years, the effective loan-to-value on many of our positions could drop to 50-65%, further strengthening the risk-adjusted return.

2. As broader private credit concerns push institutional capital to the sidelines, disciplined lenders focused on high-quality collateral are finding better deal flow on better terms.

If you're looking for income-generating investments backed by tangible assets rather than speculative valuations, our private credit fund may be worth a closer look.

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Read the full overview

1. As of March 2026. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

A 13% preferred equity position in Panama City Beach



We want to spotlight an investment in the Fundrise Income Real Estate Fund that reflects our approach to private credit: a preferred equity position in a 232-unit multifamily community in Panama City Beach, Florida. The investment carries a 13.00%[1] annual gross interest rate.

Investment highlights

- **Investment type:** Preferred equity
- **Annual gross interest rate:** 13.00%[1]
- **Location:** Panama City Beach, FL
- **Asset type:** 232-unit stabilized multifamily community
- **Investment term:** 5 years
- **Funds:** Income Real Estate Fund and Opportunistic Credit Fund II

The preferred equity sits junior to Freddie Mac's senior debt on the property. The presence of agency financing from Freddie Mac on the senior position is a meaningful signal: agency lenders apply rigorous underwriting standards before agreeing to finance a property, providing an additional layer of due diligence on the asset's quality and cash flow stability.

The reason agency financing is available here is that, unlike many of our recent preferred equity investments which have financed ground-up development, this deal is a recapitalization of a stabilized, income-producing property. The property is already built, already leased, and already generating rental income. For investors, the key advantage is straightforward: we're backing an asset with an established operating history, not a set of projections.

Built in 2022, the community consists of four four-story residential buildings featuring a mix of studio, one-bedroom, and two-bedroom units. The property offers modern finishes, in-unit washers and dryers, private balconies or patios, and walk-in closets. Community amenities include an outdoor pool, fitness center, dog park, gated entry, package lockers, BBQ grills, outdoor dining areas, and a business center.

Local market insights from RealAI

The property is located in the Upper Grand Lagoon submarket of the Panama City MSA. The Panama City–Panama City Beach metro area ranked second nationally for percentage population growth from mid-2023 to mid-2024, with 3.8% growth according to U.S. Census data. RealAI reports that Upper Grand Lagoon specifically attracts an affluent, highly educated resident base, with median household income of approximately $175,000 (53% above the broader market) and 77% of residents holding a bachelor's degree or higher.

The local economy is more diversified than the area's coastal reputation might suggest. Tyndall Air Force Base and Naval Support Activity Panama City account for an estimated 37% of Northwest Florida's economy, providing stable, high-wage employment largely insulated from seasonal fluctuations. Beyond the military presence, several major investments are underway, including a 300-bed teaching hospital, a $107 million aviation manufacturing facility, and over $200 million in infrastructure improvements, all of which are broadening the area's employment base.

On the multifamily side, Upper Grand Lagoon occupancy has moderated from 97.6% to approximately 94% over the past year as newer deliveries have been absorbed. RealAI notes that the market has stabilized around 94–95% in Q1 2026, and in-place rent growth of 2.8% year-over-year remains positive. The broader picture is a market digesting new supply while retaining strong underlying demand.

Why this matters

Not all private credit is the same. At Fundrise, we lend almost exclusively against real assets — physical, income-producing properties in strong markets with real equity behind our position.

This investment is a good example of that approach. We're backing a stabilized apartment community with established cash flows in one of the nation's fastest-growing metros. If the borrower were to fail to perform, we would have recourse to a tangible asset with established cash flows, not a set of revenue projections. It's a distinction that matters. For a deeper look at how our approach differs from other corners of the private credit market, read our update, Private Credit: What You Should Know.

The 13.00%[1] gross return contributes to the Income Real Estate Fund's **current 7.92%[2] annualized distribution rate**. As always, we remain committed to sourcing investments that aim to deliver strong, stable returns through disciplined underwriting and a focus on real assets in compelling markets.

If you have any questions, feel free to reach out to our Investor Relations team at investments@fundrise.com.

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[1] This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund and Opportunistic Credit Fund II under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. However, please note that all investors in the Opportunistic Credit Fund II will be subject to a 1.75% fund management fee, and, if the Opportunistic Credit Fund II is able to achieve a greater than 10% overall return on its portfolio, which is also uncertain and undeterminable at this time, then the asset will also be subject to an additional 20% performance-based fee for those Opportunistic Credit Fund II investors.

[2] As of May 11, 2026. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

The Fundrise Income Real Estate Fund seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of The Fundrise Income Real Estate Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the “Literature” section of fundriseincomerealestatefund.com. Pursuant to Rule 30e-1 under the Investment Company Act of 1940, please click here or see the “Literature” section of fundriseincomerealestatefund.com for the Income Fund's Semi-Annual Report.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Hi

I want to highlight an investment in our Fundrise portfolio: a **12.50%**[1] **annual gross return** preferred equity investment in a 324-unit garden-style multifamily development in Southeast Tampa. What makes this compelling:

- **Major employer proximity:** Half a mile from JPMorgan's 3,000-employee office and one mile from Citibank Center (4,000+ employees)—both invested $60 million in facility upgrades
- **Explosive growth:** 88.6% population increase since 2010, with 9.14% projected through 2029
- **Rate environment advantage:** Fixed 12.50% return maintains value as traditional yields compress with falling rates

This joint investment across the Income Fund and OCF II demonstrates attractive opportunities in commercial real estate credit markets. While rates have come down, this fixed-rate preferred equity position maintains its yield, becoming more valuable as floating-rate products and savings vehicles see yields compress.

The combination of attractive fixed returns from investments like this one, coupled with downside protection through preferred equity positioning, helps maintain the Income Fund's **current 7.92%**[2] **annualized distribution rate**.

I hope this provides useful insight into our portfolio positioning. If you're interested in investing in the Income Fund, you can do so here. Always happy to discuss this or other investments in our portfolio.

Best Regards,

Thomas Eden

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1. This solely represents a fixed rate of preferred return due to the Opportunistic Credit Fund and Fundrise Income Real Estate Fund under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor in the Opportunistic Credit Fund or Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. However, please note that all investors in the Fundrise Income Fund will be subject to a 0.85% asset management fee and 0.15% advisory fee, and all investors in the Opportunistic Credit Fund will be subject to a 1.75% fund management fee, and, if the Opportunistic Credit Fund is able to achieve a greater than 10% overall return on its portfolio, which is also uncertain and undeterminable at this time, then the asset will also be subject to an additional 20% performance-based fee for those Opportunistic Credit Fund investors.

2. As of May 11, 2026. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

The Fundrise Income Real Estate Fund (the Income Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036